Delisting Determination, The Nasdaq Stock Market, LLC, April 12, 2023,
CYREN Ltd.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the ordinary shares of CYREN Ltd., effective at the opening of the trading session on April 24, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on February 22, 2023 The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company securities became final on March 3, 2023.